UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited
By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: November 7, 2018

EXHIBIT INDEX

Exhibit 99.1—Press Release

Exhibit 99.1

Noah Holdings Limited to Announce Third Quarter 2018 Financial Results

on Monday, November 19, 2018

Earnings Conference Call to be held on Monday, November 19, 2018 at 8:00 p.m. (U.S. Eastern) / Tuesday, November 20, 2018 at 9:00 a.m. (Hong Kong)

SHANGHAI, November 5, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced that it will release its unaudited financial results for the third quarter 2018 after the U.S. market closes on Monday, November 19, 2018. The earnings release will be available on the Company’s investor relations website at http://ir.noahgroup.com.

Following the earnings announcement, the Company’s senior management will host a combined English and Chinese language conference call to discuss the Company’s financial results and recent business activities. The conference call may be accessed with the following details:

Conference call details

Date/Time	Monday, November 19, 2018 at 8:00 p.m., U.S. Eastern Time
Tuesday, November 20, 2018 at 9:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-6061
Conference Title	Noah Holdings Third Quarter 2018 Earnings Call
Participant Elite Entry No.	8551846

Participants will need to dial in 10-15 minutes early, and use this Elite Entry Number in order to join the conference.

A telephone replay will be available starting one hour after the end of the conference call until November 26, 2018 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10126174.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the second quarter of 2018, Noah distributed RMB29.1 billion (US$4.4 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB161.5 billion (US$24.4 billion) as of June 30, 2018.

Noah’s wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah delivers customized financial solutions to clients through a network of 1,495 relationship managers across 287 branches and sub-branches in 81 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 220,601 registered clients as of June 30, 2018. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies. The Company also provides other financial services, including lending services, online wealth management and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

Contacts:

Eva Ma

Noah Holdings Limited

Tel: +86 21-8035-9221

ir@noahgroup.com